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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THE CRONOS GROUP

(Name of Issuer)

Common Shares, $2.00 par value

(Title of Class of Securities)

L20708100

(CUSIP Number)

S. Nicholas Walker
One Bay Street, Suite 400
P. O. Box CB 12618
Nassau, Bahamas
(242) 502-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. L20708100			Page 2 of 22

1.	Name of Reporting Person: S. Nicholas Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - 1,337,281 -

		8.	Shared Voting Power: - 0 -

		9.	Sole Dispositive Power: - 1,400,351 -

		10.	Shared Dispositive Power: - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: - 1,400,351 -

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.2%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 7,286,602 common shares of the Issuer currently outstanding. In determining the percentage of the Issuer’s outstanding shares beneficially owned by Mr. Walker, there is included, in both the numerator and the denominator, the shares beneficially owned by Mr. Walker under director’s stock units and director’s vested stock options.

CUSIP No. L20708100			Page 3 of 22

1.	Name of Reporting Person: The Lion Fund Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - 1,087,070 -

		8.	Shared Voting Power: - 0 -

		9.	Sole Dispositive Power: - 1,087,070 -

		10.	Shared Dispositive Power: - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: - 1,087,070 -

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.9%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 7,286,602 common shares of the Issuer currently outstanding.

CUSIP No. L20708100			Page 4 of 22

1.	Name of Reporting Person: York Lion Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - 236,600 -

		8.	Shared Voting Power: - 0 -

		9.	Sole Dispositive Power: - 236,600 -

		10.	Shared Dispositive Power: - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: - 236,600 -

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.2%(1)

14.	Type of Reporting Person (See Instructions): PN

(1)	Based on 7,286,602 common shares of the Issuer currently outstanding.

CUSIP No. L20708100			Page 5 of 22

1.	Name of Reporting Person: York GP, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - 236,600 -

		8.	Shared Voting Power: - 0 -

		9.	Sole Dispositive Power: - 236,600 -

		10.	Shared Dispositive Power: - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: - 236,600 -

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.2%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 7,286,602 common shares of the Issuer currently outstanding.

CUSIP No. L20708100			Page 6 of 22

1.	Name of Reporting Person: York Asset Management Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - 1,087,070 -

		8.	Shared Voting Power: - 0 -

		9.	Sole Dispositive Power: - 1,087,070 -

		10.	Shared Dispositive Power: - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: - 1,087,070 -

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.9%(1)

14.	Type of Reporting Person (See Instructions): CO

(1)	Based on 7,286,602 common shares of the Issuer currently outstanding.

CUSIP No. L20708100	Page 7 of 22 Pages

     The following constitutes Amendment No. 3 (the “Amendment”) to the Schedule 13D filed by the undersigned. This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D, as amended to date (see “Item 1. Security and Issuer” below) for information on the matters not specifically addressed in this Amendment.

Item 1. Security and Issuer.

     This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on May 15, 2003, as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on July 1, 2003, and as amended by Amendment No. 2 to the Schedule 13D, filed with the SEC on August 13, 2003, by The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Stockbrokers Corp., a British Virgin Islands corporation (“York”) and S. Nicholas Walker, with respect to the common shares, $2.00 par value per share, of The Cronos Group (the “Issuer”). The principal executive offices of the Issuer are located at 5, rue Guillaume Kroll, L-1882 Luxembourg.

Item 2. Identity and Background.

     (a) This Amendment is being filed to report on the acquisition of (1) an additional 200,000 common shares of the Issuer by York Lion Fund, L.P., a Delaware limited partnership (“Lion L.P.”) and (2) an additional 215,000 common shares of the Issuer by LFL. On April 5, 2005, York Asset Management Limited, a company incorporated in the Commonwealth of Bahamas (“YAML”) entered into an agreement (the “Purchase and Sale Agreement”) to purchase 415,000 common shares (the “Waveland Shares”) of the Issuer from Waveland Partners, L.P. and Waveland Partners, Ltd. (Waveland Partners, L.P. and Waveland Partners, Ltd. referred to collectively hereinafter as “Waveland”) in a privately-negotiated transaction. Under the Purchase and Sale Agreement, the buyer is identified as YAML or its designees. YAML designated Lion L.P. as the purchaser of 200,000 of the Waveland Shares and LFL as the purchaser of 215,000 of the Waveland Shares. York GP, Ltd., a Cayman Islands exempted company (“York GP”) is the General Partner of Lion L.P. S. Nicholas Walker is the Managing Director of York GP and the Managing Director of YAML. YAML is the investment manager of LFL. Mr. Walker is also a director of the Issuer.

     Lion L.P., York GP, YAML, LFL and S. Nicholas Walker are referred to collectively herein as the “Reporting Persons.” York, which never owned any common shares of the Issuer, was dissolved in January 2004 and is therefore being removed from the definition of “Reporting Persons.”

     By virtue of his position with YAML, Mr. Walker has the power to vote and dispose of the Issuer’s common shares owned by LFL. By virtue of his position with York GP, Mr. Walker has the power to vote and dispose of the Issuer’s common shares owned by Lion L.P. By reason of the fact that the Purchase and Sale Agreement under which LFL and Lion L.P. shall acquire 415,000 shares of the Issuer was entered into by and between YAML and Waveland, YAML may be deemed a member of a Section 13(d) group. Therefore, Lion L.P., York GP, YAML, LFL and S. Nicholas Walker may be deemed members of a Section 13(d) group and are therefore joining in the filing of this Amendment to Schedule 13D.

CUSIP No. L20708100	Page 8 of 22 Pages

     (b) The principal business and office address of Lion L.P., York GP and YAML is 1 Bay Street, Suite 400, PO Box CB 12618, Nassau, Bahamas.

     (c) The principal business of Lion L.P. is investing in equities. The principal business of York GP is to act as the general partner of Lion L.P. The principal business of YAML is the provision of investment management services to institutions and sophisticated clients in Europe, the United State of America and Latin America.

     (d) Neither Lion L.P., York GP or YAML, nor any director of Lion L.P., York G.P. or YAML has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Lion L.P., York GP or YAML, nor any director of Lion L.P., York GP or YAML, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached hereto as Schedule A is information required by this Item 2 with respect to the directors of York GP, LFL and YAML, other than Mr. Walker, who is a director of each. The Item 2 information for Mr. Walker and LFL is included in Amendment No. 1 to the Schedule 13D filed by LFL and Mr. Walker, as Reporting Persons, on July 1, 2003.

Item 3. Source and Amount of Funds or Other Consideration.

     The purchase of the Waveland Shares occurred on April 8, 2005. Each of Lion L.P. and LFL paid for its portion of the Waveland Shares in cash, from its working capital.

Item 4. Purpose of Transaction.

     YAML entered into the Purchase and Sale Agreement with Waveland on April 5, 2005. Under the Purchase and Sale Agreement, YAML, or its designees, agreed to purchase the Waveland Shares, representing 415,000 of the outstanding common shares of the Issuer. The Purchase and Sale Agreement called for payment for the Waveland Shares against delivery of the Waveland Shares free of restrictions on transfer (other than restrictions on transfer generally imposed on securities under applicable law).

     Under the Purchase and Sale Agreement, YAML designated Lion L.P. as the purchaser of 200,000 of the Waveland Shares and LFL as the purchaser of 215,000 of the Waveland Shares. The purchase price for the Shares was $11.88 per share, or $4,930,200 in the aggregate. Payment and delivery of the Waveland Shares occurred on April 8, 2005. Each of Lion L.P. and LFL acquired its portion of the Waveland Shares for investment.

     Each of Lion L.P. and LFL will continuously evaluate its holdings in the Issuer. Subject to its investment objectives and financial needs, changes in the price of the Issuer’s common shares, and restrictions on the transfer of its shares imposed by applicable securities laws, each of Lion L.P. and LFL may make additional acquisitions or dispositions of common shares of the Issuer, in its discretion. However, the Issuer has in place a Rights Agreement, dated as of October 28, 1999 (the “Rights Agreement”). Commonly known as a “poison pill,” the Rights

CUSIP No. L20708100	Page 9 of 22 Pages

Agreement is generally triggered by an acquisition of 20% or more of the then outstanding common shares of the Issuer. The Reporting Persons intend to observe this restriction and do not presently intend to acquire additional common shares of the Issuer so as to trigger the Rights Agreement. The common stock purchase rights issuable under the Rights Agreement were registered by the Issuer by its Form 8-A Registration Statement, dated October 29, 1999.

     Mr. Walker, as a director of the Issuer, with his fellow directors, periodically evaluates the business of the Issuer and its prospects, including opportunities to enhance shareholder value. From time to time, the Issuer has entered into confidentiality agreements with third parties pursuant to which the Issuer has provided to such third parties information concerning the Issuer, its financial condition, and its prospects to enable such third parties to consider a transaction with the Issuer. Such activities are overseen by the Transaction Committee of the Board, which consists of independent directors of the Board of Directors of the Issuer. Mr. Walker serves as Chairman of the Transaction Committee, and is a member of the Board of Directors of the Issuer.

     Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto, may have which relate to or would result in:

(i)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(ii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv)	Any material change in the present capitalization or dividend policy of the Issuer;

(v)	Any other material change in the Issuer’s business or corporate structure;

(vi)	Changes in the Issuer’s Articles of Association or other action which may impede the acquisition of control of the Issuer by any person;

(vii)	Causing the common shares of the Issuer to be delisted from Nasdaq;

(viii)	The common shares of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate percentage of common shares of the Issuer reported owned by each Reporting Person (other than YAML, which owns no common shares of the Issuer) is based upon 7,286,602 common shares outstanding, reflecting the number of outstanding common shares of the Issuer as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2004 and filed with the SEC on March 22, 2005.

CUSIP No. L20708100	Page 10 of 22 Pages

     With the acquisition of an additional 200,000 outstanding common shares of the Issuer, Lion L.P. will beneficially own 236,600 shares constituting 3.2% of the common shares outstanding. With the acquisition of an additional 215,000 outstanding common shares of the Issuer, LFL will beneficially own 1,087,070 shares constituting 14.9% of the common shares outstanding. Mr. Walker beneficially owns 1,400,351 common shares of the Issuer (of which 1,087,070 common shares are deemed beneficially owned by him by reason of his position as the Managing Director of YAML and of which 200,000 are deemed beneficially owned by him by reason of his position as the Managing Director of York GP), representing, in the aggregate, 19.2% of the common shares outstanding.1 Of the 1,400,351 common shares beneficially owned by Mr. Walker, 17,987 of such common shares will be acquired by Mr. Walker upon settlement of director’s stock units granted to him through June 30, 2003, and 45,083 of such common shares may be acquired by Mr. Walker upon exercise of vested director’s options under the Issuer’s Non-Employee Directors’ Equity Plan.

     Mr. Walker’s beneficial ownership of 1,400,351 common shares of the Issuer represents an increase of 466,833 common shares in Mr. Walker’s beneficial ownership since Amendment No. 2 to the Schedule 13D was filed. This increase is due to the acquisition of the Waveland Shares by Lion L.P. and LFL, as reported in this Amendment, plus (1) 36,600 common shares previously acquired by Lion L.P. in the open market and (2) Mr. Walker’s right to acquire an additional 15,233 common shares of the Issuer upon exercise of vested director’s options under the Issuer’s Non-Employee Directors’ Equity Plan since the time Amendment No. 2 to the Schedule 13D was filed.

     Lion L.P. disclaims beneficial ownership of any common shares of the Issuer beneficially owned by Mr. Walker. York GP disclaims any beneficial interest in any common shares of the Issuer beneficially owned by Mr. Walker or Lion L.P., except to the extent of its pecuniary interest in Lion L.P. by reason of its position as General Partner of Lion L.P. Mr. Walker’s IRA owns a 0.75% interest in Lion L.P. Other than for his beneficial interest in said IRA, Mr. Walker disclaims beneficial ownership of the 200,000 common shares of the Issuer owned by Lion L.P. except to the extent of his pecuniary interest in Lion L.P. by reason of his position as Managing Director of York GP. Mr. Walker is also a potential beneficiary of two trusts which collectively own 5% of the outstanding capital stock of LFL. Other than for his beneficial interest in said trusts, Mr. Walker disclaims beneficial ownership of the 1,087,070 common shares of the Issuer owned by LFL except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML. YAML owns no common shares of the Issuer, and disclaims any beneficial interest in any common shares of the Issuer beneficially owned by Lion L.P. or LFL, except to the extent of its pecuniary interest in LFL by reason of its position as investment manager of LFL.

     To the knowledge of the Reporting Persons, no person listed on Schedule A hereto beneficially owns common shares of the Issuer except to the extent of such person’s position as director of an entity listed on Schedule A.

     (b) Mr. Walker has sole voting power with respect to 1,337,281 common shares (of which 1,087,070 are beneficially owned by LFL and 200,000 are beneficially owned by Lion L.P.) and sole dispositive power with respect to 1,400,351 common shares beneficially owned by him.

[1]	In determining the percentage of the Issuer’s outstanding shares beneficially owned by Mr. Walker, there is included in both the numerator and the denominator the shares deemed beneficially owned by Mr. Walker under director’s stock units and vested director’s stock options.

CUSIP No. L20708100	Page 11 of 22 Pages

The common shares beneficially owned by Mr. Walker include the 1,087,070 common shares beneficially owned by LFL by reason of his position as Managing Director of YAML, the investment manager of LFL; and the 200,000 common shares beneficially owned by Lion L.P. by reason of his position as Managing Director of York GP. Mr. Walker has no voting rights with respect to the 17,987 common shares underlying director’s stock units and the 45,083 common shares underlying vested director’s options until common shares are issued to Mr. Walker upon settlement of the director’s stock units or exercise of the director’s options, respectively. Lion L.P. has sole voting and dispositive power with respect to the 200,000 common shares of the Issuer beneficially owned by Lion L.P. York GP has sole voting and dispositive power with respect to the 200,000 common shares of the Issuer beneficially owned by York GP by reason of its position as General Partner of Lion L.P. LFL has sole voting and dispositive power with respect to the 1,087,070 common shares beneficially owned by LFL. YAML has sole voting and dispositive power with respect to the 1,087,070 common shares beneficially owned by LFL by reason of its position as investment manager of LFL.

     (c) Schedule B annexed hereto lists all transactions in the Issuer’s common shares in the last sixty days by the Reporting Persons.

     To the knowledge of the Reporting Persons, no person listed on Schedule A hereto has effected a transaction in the Issuer’s common shares in the last sixty days.

     (d) No person (including persons listed on Schedule A hereto) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such common shares of the Issuer, except to the extent of such person’s position as director of an entity listed on Schedule A.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, among the persons listed on Schedule A hereto, or between the Reporting Persons or the persons listed on Schedule A hereto and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement.

2.	Power of Attorney of The Lion Fund Limited (incorporated by reference to Exhibit 2 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

3.	Power of Attorney of S. Nicholas Walker (incorporated by reference to Exhibit 3 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

4.	Power of Attorney of York Lion L.P.

5.	Power of Attorney of York GP, Ltd.

6.	Power of Attorney of YAML.

CUSIP No. L20708100	Page 12 of 22 Pages

SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2005	THE LION FUND LIMITED
	By:	York Asset Management Limited,
Investment Manager

	By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

/s/ S. Nicholas Walker
S. NICHOLAS WALKER

YORK LION FUND, L.P.
	By:	York GP, Ltd.,
General Partner

	By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No. L20708100	Page 13 of 22 Pages

SIGNATURES
(Continued)

YORK GP, LTD.
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK ASSET MANAGEMENT LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No. L20708100	Page 14 of 22 Pages

SCHEDULE A
Directors of York GP, Ltd., LFL, and YAML

     The following is a list of the name, business address, principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of York GP, Ltd., The Lion Fund Limited, and York Asset Management Limited other than Mr. Walker, who is a director of each of them. Each director listed below is a citizen of the United Kingdom.

YORK GP, LTD.
Directors

Name, Principal Business and Address of
Name and		Corporation or Other Organization in Which
Business Address	Principal Occupation	Employment is Conducted
Andrew Charles Joseph Walker 44 Park View Pinner Middlesex HA5 4LN UK	Chief Financial Officer of York Group Limited	York Stockbrokers Limited, a broker dealer doing business in Europe. 44 Park View Pinner Middlesex HA5 4LN UK

THE LION FUND LIMITED
Director

Name, Principal Business and Address of
Name and		Corporation or Other Organization in Which
Business Address	Principal Occupation	Employment is Conducted
J. Dennis Hunter P.O. Box 30464 SMB Grand Cayman BWI	Managing Director of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd., a private bank. PO Box 30464 SMB Grand Cayman BWI

CUSIP No. L20708100	Page 15 of 22 Pages

YORK ASSET MANAGEMENT LIMITED
Director

Name, Principal Business and Address of
Name and		Corporation or Other Organization in Which
Business Address	Principal Occupation	Employment is Conducted
Stephen Hancock One Bay Street Suite 400 P.O. Box N3935 Nassau, Bahamas	Chairman and Chief Executive Officer of Doric Advisory Services Inc.	Doric Advisory Services Inc., a provider of financial advisory services, management consulting services and corporate governance services. One Bay Street, Suite 400 P.O. Box N3935 Nassau, Bahamas

CUSIP No. L20708100	Page 16 of 22 Pages

SCHEDULE B
Transactions by Reporting Persons in the Common Shares of the Issuer Within the Past 60 Days

YORK LION FUND, L.P.

Common Shares Purchased	Price Per Share	Date of Purchase

200,000	$11.88	April 8, 2005

THE LION FUND LIMITED

Common Shares Purchased	Price Per Share	Date of Purchase

215,000	$11.88	April 8, 2005

YORK GP, LTD.

Common Shares Purchased	Price Per Share	Date of Purchase

NONE	N/A	N/A

YORK ASSET MANAGEMENT LIMITED

Common Shares Purchased	Price Per Share	Date of Purchase

NONE	N/A	N/A

S. NICHOLAS WALKER

Common Shares Purchased	Price Per Share	Date of Purchase

NONE	N/A	N/A

CUSIP No. L20708100	Page 17 of 22 Pages

EXHIBIT INDEX

Exhibit		Page
1.	Joint Filing Agreement	18

4.	Power of Attorney of York Lion Fund, L.P.	20

5.	Power of Attorney of York GP, Ltd.	21

6.	Power of Attorney of York Asset Management Limited	22

CUSIP No. L20708100	Page 18 of 22 Pages

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amendment to Schedule 13D, dated April 15, 2005 (including all subsequent amendments to Schedule 13D) with respect to the common shares of The Cronos Group. This Joint Filing Agreement shall be filed as an Exhibit to such amendment to Schedule 13D.

Dated: April 15, 2005	THE LION FUND LIMITED
	By:	York Asset Management Limited,
Investment Manager

	By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

/s/ S. Nicholas Walker
S. NICHOLAS WALKER

YORK LION FUND, L.P.
	By:	York GP, Ltd.,
General Partner

	By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No. L20708100	Page 19 of 22 Pages

JOINT FILING AGREEMENT
(Signatures – Continued)

YORK GP, LTD.
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK ASSET MANAGEMENT LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No. L20708100	Page 20 of 22 Pages

POWER OF ATTORNEY

YORK LION FUND, L.P.

     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of The Cronos Group (“Cronos”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by Cronos, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

YORK LION FUND, L.P.
By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

Dated: April 15, 2005

CUSIP No. L20708100	Page 21 of 22 Pages

POWER OF ATTORNEY

YORK GP, LTD.

     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of The Cronos Group (“Cronos”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by Cronos, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

YORK GP, LTD.
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

Dated: April 15, 2005

CUSIP No. L20708100	Page 22 of 22 Pages

POWER OF ATTORNEY

YORK ASSET MANAGEMENT LIMITED

     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of The Cronos Group (“Cronos”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by Cronos, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

YORK ASSET MANAGEMENT LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

Dated: April 15, 2005